Exhibit 99.1

Orphazyme A/S

Company announcement

No. 12/2022

Ole Maaløes Vej 3, DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Orphazyme A/S has filed for voluntary delisting of ADSs

Copenhagen, Denmark, March 21, 2022 – Orphazyme A/S (ORPHA.CO; ORPH) (“Orphazyme” or the “Company”), a late-stage biopharmaceutical company, announces that following the decision to voluntarily delist the Company’s American Depositary Shares (“ADSs”) representing its ordinary shares from Nasdaq Global Select Market (“Nasdaq Global”) (please see announcement no. 10/2022), the Company has today initiated the delisting and filed a Form 25 with the Securities and Exchange Commission (“SEC”). The delisting is expected to become effective on March 31, 2022. The Company has also filed post-effective amendments to two Registration Statements on Form S-8 and one Registration Statement on Form F-3 previously filed by the Company with the SEC to remove from registration any unsold securities previously registered thereon.

Following the delisting of the Company’s ADSs from Nasdaq Global, the Company intends to file a Form 15 with the SEC to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended. The Company expects that the deregistration of the ADSs and the underlying ordinary shares will become effective 90 days after the filing of the Form 25 with the SEC.

The documents filed with the SEC are available on the Company’s website:

https://orphazyme.gcs-web.com/financial-information/sec-filings /.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer+45 2898 9055

Forward-looking statement

This company announcement may contain certain forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995 and otherwise, including forward-looking statements about the Company’s intention to delist the ADSs from Nasdaq and deregister the ADSs and ordinary shares with the SEC. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to regulatory intervention. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.